EXHIBIT 99
                               AGREEMENT OF SALE


     THIS AGREEMENT, entered into as of the 4th day of January, 1995, by and between TGM REALTY CORP. #4 ("Purchaser") and PINEBROOK INVESTORS, an Illinois Joint Venture ("Seller").

                                  WITNESSETH:
1. PURCHASE AND SALE. Purchaser agrees to purchase and Seller agrees to sell at the price (the "Purchase Price") of Six Million One Hundred Forty Thousand and No/100 Dollars ($6,140,000.00), all of the following property
(collectively, the "Property"):

     a. That certain parcel of real property having a street address of 3650 Tates Creek Road, Lexington, Kentucky, more particularly described on Exhibit A attached hereto (the "Land");

     b. The personal property set forth on Exhibit B, which shall be transferred to Purchaser at Closing (as hereinafter defined) by a Bill of Sale in the form of Exhibit F attached hereto;

     c. All rights and appurtenances pertaining to the Land, including, without limitation, any and all rights of Seller in and to all air and development rights, roads, alleys, easements, streets and ways adjacent to the Land, rights of ingress and egress thereto, any strips and gores within or bounding the Land and in profits or rights or appurtenances pertaining to the Land;

     d. The buildings and all other improvements, structures and fixtures placed, constructed or installed on the Land (collectively, the "Improvements");

     e. All leases, licenses and other occupancy agreements (collectively, the "Leases") covering space situate at or within the Land and Improvements and any claim or right to claim as a tenant or occupant (collectively, the "Tenants") under any existing Lease and all security deposits paid or deposited by Tenants in respect of the Leases;

     f. All of Seller's rights in and to contractual rights and intangibles with respect to the operation, maintenance, repair and improvement of the Land and the Improvements, including service and maintenance agreements, construction, material and labor contracts, utility agreements and other contractual arrangements, all to the extent designated by the provisions of this Agreement (collectively, the "Contracts"); assignable governmental permits, licenses, certificates and approvals in connection with the ownership of the Property (collectively, the "Licenses") and warranties of any contractor, manufacturer or materialman;

     g. Seller's right, if any, to the use of the trade name "Pinebrook Apartments" (the "Trade Name") in connection with the Property;

     h. The right, if assignable, to the use of all telephone numbers used by Seller at the Property; and

     i. All rights to any award made or to be made or settlement in lieu thereof for damage to the Land or Improvements by reason of condemnation, eminent domain, exercise of police power or change of grade of any street.

2.   PURCHASE PRICE.  The Purchase Price shall be paid as follows:

     a. Upon the execution of this Agreement, the sum of $300,000.00 (said sum, together with all interest accrued thereon, is herein called the "Earnest Money") payable to the "Escrow Agent" (as defined in the Escrow Agreement) to be held in escrow by the Escrow Agent, by and in accordance with the provisions of the Escrow Agreement ("Escrow Agreement") attached hereto as Exhibit C;
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     b.   On the Closing Date (as hereinafter defined), $6,140,000.00 (less a credit for all Earnest Money) adjusted in accordance with the prorations by federally wired "immediately available" funds delivered to the Escrow Agent's account as set forth in the Escrow Agreement no later than 12:00 Noon Eastern Time on the Closing Date.

3.   TITLE COMMITMENT AND SURVEY.

     a. Attached hereto as Exhibit D is a title commitment dated November 28, 1994 and updated December 7, 1994 ("Title Commitment") for an owner's standard coverage title insurance policy ("Title Policy") issued by Chicago Title Insurance Company ("Title Insurer"). The owner's Title Policy issued at Closing will be in the amount of the Purchase Price subject only to real estate taxes not yet due and payable and the title exceptions set forth in the Title Commitment as marked thereon, and shall contain the endorsements attached to the Title Commitment, if any. The exception with reference to the tenants will be modified to read "Rights of parties in possession as shown on the attached rent roll, as tenants only." All of the above are herein referred to as the "Permitted Exceptions". The Title Commitment shall be conclusive evidence of good title as therein shown as to all matters insured by the policy, subject only to the exceptions therein stated. On the Closing Date, Seller shall cause the Title Insurer to issue the Title Policy or a "marked up" commitment in conformity with the Title Commitment. Purchaser and Seller shall equally share the costs of the Title Policy; however, (i) Purchaser shall pay the costs of any special endorsements which Purchaser requires, and (ii) Seller shall pay the cost of any Title Indemnity (as hereinafter defined).

     b. Purchaser acknowledges receipt of a survey ("Survey") of the Land and the Improvements prepared by C.J. Fuller Consulting Engineers, Inc. dated July 2, 1984. Seller has ordered an update of the Survey ("Updated Survey") which will be certified to the Purchaser or its designee and the Title Insurer. The cost of the Updated Survey will be equally shared by Purchaser and Seller. If Purchaser elects to terminate this Agreement pursuant to Paragraph 16b hereof, then the Earnest Money plus all accrued interest shall be delivered to Purchaser, and thereupon, neither party shall have any further liability hereunder.

4. CONDITION OF TITLE/CONVEYANCE. Seller agrees to convey fee simple title to the Property by the Deed ("Deed") in the form of Exhibit E attached hereto and in recordable form subject only to the Permitted Exceptions. If Seller is unable to convey title to the Property subject only to the Permitted Exceptions because of the existence of an additional title exception ("Unpermitted Exception"), then Purchaser can elect to take title to the Property subject to the Unpermitted Exception or terminate this Agreement. Notwithstanding the foregoing, if there shall be any Unpermitted Exceptions which (i) were caused by, resulted from or arose out of (a) a default by Seller of any of its obligations under this Agreement, including but not limited to Seller's failure to pay real estate taxes, or (b) Seller creating or suffering to exist any lien, charge or encumbrance on the Property, including, but not limited to the grant by Seller to any person or entity of a mortgage, deed of trust or other security interest affecting the Property, judgments which are a lien against the Property, or any other affirmative act of Seller, including, without being limited to, the performance of work on behalf of Seller upon all or any portion of the Property, then Seller shall take all such actions as may be necessary (including, without limitation, the commencement of and the diligent prosecution of legal proceedings and the payment of money) to remove such Unpermitted Exceptions, or cause the Title Insurer to issue a Title Indemnity to Purchaser in form and substance reasonably satisfactory to Purchaser, insuring against loss or damage or (ii) are not of the type described in clause
(i) of this sentence, but are removable by the payment of a definite or ascertainable sum not to exceed, in the aggregate $25,000.00 (hereinafter referred to as the "Maximum Amount"), then Seller shall cause such Unpermitted Exceptions to be removed from the Owner's Policy, or cause the Title Insurer to issue a Title Indemnity to Purchaser in form and substance reasonably satisfactory to Purchaser, insuring against loss or damage. If Seller fails to remove any Unpermitted Exceptions in accordance with the provisions of the
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immediately preceding sentence or if there exists any Unpermitted Exception which Seller is not obligated to remove pursuant to clause (ii) of the immediately preceding sentence because the payment of funds or the costs of the Title Indemnity in excess of the Maximum Amount would be required to cure the same, Purchaser, nevertheless, may elect (at or prior to the Closing) to consummate the transaction provided for herein subject to any such Unpermitted Exception as may exist as of the Closing with a credit against the Purchase Price equal to (a) the sum necessary to remove such Unpermitted Exceptions which can be satisfied by a liquidated amount, and (b) the reasonably estimated reduction in the fair market value of the Property resulting from any Unpermitted Exceptions which cannot be satisfied by the payment of a liquidated amount, not to exceed the Maximum Amount (in the event of an Unpermitted Exception of the type described in clause (ii) of the immediately preceding sentence); provided, however, if Purchaser makes such election, Purchaser shall not be entitled to any other credit, nor shall Seller bear any further liability, with respect to any Unpermitted Exceptions of the type described in clause (ii) of the immediately preceding sentence. If Purchaser elects to terminate this Agreement, then the Earnest Money plus all accrued interest shall be delivered to the Purchaser, and thereupon, neither party shall have any further liability hereunder. Notwithstanding anything contained herein to the contrary, the Property shall be sold and transferred to Purchaser free and clear of all liens, encumbrances, security interests, assignments and all other adverse interests, including without limitation, all claims (as such term is defined in Section 101(5) of the "Bankruptcy Code" [as such term is defined in Paragraph 29 hereof], except for Permitted Exceptions. If Seller is unable to transfer and sell the Property to the Purchaser free and clear of all such liens, encumbrances, security interests, assignments and other adverse interests, except for the Permitted Exceptions, then at Purchaser's election, this Agreement may be terminated, in which event, the Earnest Money shall be promptly returned to Purchaser, and thereupon the parties shall have no further rights or obligations hereunder.

5. PAYMENT OF CLOSING COSTS. Purchaser and Seller shall equally share the costs of the Updated Survey, Title Policy, title company escrow fees (not to exceed $550.00), transfer taxes, recording charges for the Deed and the UCC Search (as hereinafter defined). However, Purchaser shall pay for all costs in connection with any mortgage loan Purchaser obtains and the title costs for any special endorsements which Purchaser requires. Each party shall pay its own attorneys' fees. The amount of transfer taxes will be deposited with the Title Insurer to be used to pay for the transfer taxes in the event the recorder refuses to accept the Deed for recording without payment of those taxes.

6.   DAMAGE, CASUALTY AND CONDEMNATION.

     a. If the Property suffers damage as a result of any casualty prior to the Closing Date and can be repaired or restored for $75,000 or less, then Purchaser shall accept the Property in its damaged condition together with a credit at Closing in the amount of the damaged Property. If the Property suffers damage as a result of any casualty prior to the Closing Date and cannot be repaired or restored for $75,000 or less, then, at Purchaser's election, to be exercised within ten (10) days after Purchaser is notified of such casualty, this Agreement shall be terminated.

     b. If the Property suffers damage from a casualty prior to the Closing Date, but is discovered by Purchaser within 90 days after the Closing Date, then Seller shall promptly file a claim with its insurance carrier and will assign the proceeds (if any) of that claim to the Purchaser and pay Purchaser the amount of the deductible on its policy.

     c. If condemnation proceedings ("Proceedings") have been instituted against the Property or any governmental authority shall take any steps preliminary thereto (by the giving of a written notice of intent to institute such proceedings), then Purchaser can elect to either take the Property subject to the Proceedings and an assignment of Seller's interest in the Proceedings or terminate this Agreement. If Purchaser elects to terminate this Agreement, it shall be by notice to the Seller within ten (10) days after Seller notifies
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Purchaser of the Proceedings.

     d. If this Agreement is terminated pursuant to this Paragraph 6, then the Earnest Money plus all accrued interest shall be delivered to the Purchaser, and thereupon, neither party shall have any further liability hereunder.

7.   AS-IS CONDITION.

     a. Purchaser acknowledges and agrees that it will be purchasing the Property based solely upon its inspection and investigations of the Property and that Purchaser will be purchasing the Property "AS IS" and "WITH ALL FAULTS" based upon the condition of the Property as of the date of this Agreement, subject to reasonable wear and tear and loss by fire or other casualty or condemnation from the date of this Agreement until the Closing Date. Without limiting the foregoing, Purchaser acknowledges that, except as may otherwise be specifically set forth elsewhere in this Agreement, neither Seller nor its consultants, brokers or agents have made any other representations or warranties of any kind upon which Purchaser is relying as to any matters concerning the Property, including, but not limited to, the condition of the Land or any Improvements, the existence or nonexistence of asbestos, lead in water, lead in paint, radon, underground or above ground storage tanks, petroleum, toxic waste or any Hazardous Materials or Hazardous Substances (as such terms are defined below), the Tenants of the Property or the Leases affecting the Property, economic projections or market studies concerning the Property, any development rights, taxes, bonds, covenants, conditions and restrictions affecting the Property, water or water rights, topography, drainage, soil, subsoil of the Property, the utilities serving the Property or any zoning, environmental or building laws, rules or regulations affecting the Property. Seller makes no representation that the Property complies with Title III of the Americans With Disabilities Act or any fire codes or building codes. Purchaser hereby releases Seller from any and all liability in connection with any claims which Purchaser may have against Seller, and Purchaser hereby agrees not to assert any claims, for damage, loss, compensation, contribution, cost recovery or otherwise, against Seller, whether in tort, contract, or otherwise, relating directly or indirectly to the existence of asbestos or Hazardous Materials or Hazardous Substances on, or environmental conditions of, the Property, or arising under the Environmental Laws (as such term is hereinafter defined), or relating in any way to the quality of the indoor or outdoor environment at the Property. This release shall survive the Closing. As used herein, the term "Hazardous Materials" or "Hazardous Substances" means (i) hazardous wastes, hazardous materials, hazardous substances, hazardous constituents, toxic substances or related materials, whether solids, liquids or gases, including but not limited to substances defined as "hazardous wastes," "hazardous materials," "hazardous substances," "toxic substances," "pollutants," "contaminants," "radioactive materials," or other similar designations in, or otherwise subject to regulation under, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), 42 U.S.C. Section 9601 et seq.; the Toxic Substance Control Act ("TSCA"), 15 U.S.C. Section 2601 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. Section 1802; the Resource Conservation and Recovery Act ("RCRA"), 42 U.S.C. Section 9601, et seq.; the Clean Water Act ("CWA"), 33 U.S.C. Section 1251 et seq.; the Safe Drinking Water Act, 42 U.S.C. Section 300f et seq.; the Clean Air Act ("CAA"), 42 U.S.C.
Section 7401 et seq.; and in any permits, licenses, approvals, plans, rules, regulations or ordinances adopted, or other criteria and guidelines promulgated pursuant to the preceding laws or other similar federal, state or local laws, regulations, rules or ordinance now or hereafter in effect relating to environmental matters (collectively the "Environmental Laws"); and (ii) any other substances, constituents or wastes subject to any applicable federal, state or local law, regulation or ordinance, including any Environmental Law, now or hereafter in effect, including but not limited to (A) petroleum,
(B) refined petroleum products, (C) waste oil, (D) waste aviation or motor vehicle fuel, (E) asbestos, (F) lead in water, paint or elsewhere, (G) radon,
(H) Polychlorinated Biphenyls (PCB's) and (I) ureaformaldehyde.
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     b.   Seller has provided to Purchaser certain unaudited historical financial information regarding the Property relating to certain periods of time in which Seller owned the Property. Seller and Purchaser hereby acknowledge that such information has been provided to Purchaser at Purchaser's request solely as illustrative material. Seller makes no representation or warranty that such material is complete or accurate or that Purchaser will achieve similar financial or other results with respect to the operations of the Property, it being acknowledged by Purchaser that Seller's operation of the Property and allocations of revenues or expenses may be vastly different than Purchaser may be able to attain. Purchaser acknowledges that it is a sophisticated and experienced purchaser of real estate and further that Purchaser has relied upon its own investigation and inquiry with respect to the operation of the Property and releases Seller from any liability with respect to such historical information.

8. CLOSING. The closing ("Closing") of this transaction shall be on the tenth (10th) day after the expiration of the Approval Period (as hereinafter defined) ("Closing Date"), at the office of the Purchaser's attorneys, Bachner, Tally, Polevoy & Misher, 380 Madison Ave., New York, New York, at which time Seller shall deliver possession of the Property to Purchaser in accordance with this Agreement.

9.   CLOSING DOCUMENTS.

     a. On the Closing Date, Purchaser shall deliver to Seller an executed closing statement prepared by the Seller and approved by Purchaser, the balance of the Purchase Price, and such other documents as may be reasonably required by the Title Insurer in order to consummate the transaction as set forth in this Agreement.

     b. On the Closing Date, Seller shall deliver to Purchaser possession of the Property in accordance with this Agreement; the Deed (in the form of Exhibit E attached hereto) subject only to the Permitted Exceptions and those Unpermitted Exceptions waived by Purchaser, if any, which Deed shall contain the legal description shown on the Updated Survey; an inventory of the Personal Property which shall include all the Personal Property set forth on Exhibit B and a Bill of Sale for the same (in the form of Exhibit F attached hereto); an executed closing statement prepared by Seller and approved by Purchaser; an executed assignment and assumption of all Contracts (in the form of Exhibit G attached hereto) together with originals (or copies if originals are not in Seller's possession) of all instruments evidencing the rights assigned; an executed assignment and assumption of all Leases and security deposits (in the form of Exhibit H attached hereto) together with originals of all Leases assigned (which Leases will be at the managing agent's office at the Property); an updated rent roll certified by Seller to be correct; a notice to the Tenants of the transfer of title (in the form of Exhibit I attached hereto); a non-foreign affidavit (in the form of Exhibit J attached hereto); the Post-Closing Adjustment Letter dated as of the Closing Date in the form of Exhibit M annexed hereto; an assignment of intangibles in the form of Exhibit N annexed hereto; an assignment of the Licenses in the form of Exhibit O annexed hereto, together with originals or copies of originals which are not in Seller's possession, of all instruments evidencing the rights assigned; an assignment of all existing assignable warranties and guarantees (the "Assignment of Warranties and Guarantees") relating to the Property dated as of the Closing Date in the form of Exhibit P annexed hereto, together with available originals or copies if originals are not in Seller's possession, of all instruments evidencing the rights assigned; the Information for Real Estate 1099-S Report Filing by the Title Insurer in the form of Exhibit Q attached hereto; an acknowledgement of receipt of the Information for Real Estate 1099-S Report Filing by the Title Insurer in the form of Exhibit R attached hereto; evidence acceptable to the Title Insurer, authorizing the consummation by Seller of the transaction which is the subject of this Agreement and the execution and delivery of documents on behalf of Seller; all keys and combinations to all locks on the Improvements which will be at the Property; all plans, specifications, mechanical, electrical and plumbing layouts, operating manuals, in Seller's possession, Tenant lease files, and other files and records in the
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possession of Seller at the leasing office at the Property and Seller's managing agent and utilized in connection with the operation and maintenance of the Land and Improvements; current tax bills and, if available, to the extent in Seller's possession, tax bills for each of the years of Seller's ownership of the Property; either (i) an instrument assigning to Purchaser any proceeding for the reduction of real or personal property taxes assessed against any portion of the Property for the calendar year in which the Closing takes place; any refund for such year shall be prorated when received, or (ii) a certificate from Seller that no proceeding for the reduction of real or personal property taxes is on-going as of the Closing Date; affidavits and certificates as to facts within the knowledge of Seller as required by the Title Company as to the condition of title; UCC searches conducted by a UCC search company reasonably acceptable to Purchaser at the County and State level, searching Seller's name and the Trade Name, dated to a date not more than thirty (30) days prior to the Closing evidencing that no portion of the Personal Property is subject to any UCC filing (the "UCC Search") unless a termination statement for same has been provided for at the Closing; telephone transfer form; and such other documents as may be reasonably required by the Title Insurer in order to consummate the transaction as set forth in this Agreement.

10. DEFAULT BY PURCHASER. ALL EARNEST MONEY DEPOSITED INTO THE ESCROW IS TO SECURE THE TIMELY PERFORMANCE BY PURCHASER OF ITS OBLIGATIONS AND UNDERTAKINGS UNDER THIS AGREEMENT. IN THE EVENT THE CLOSING DOES NOT OCCUR AS A RESULT OF ANY DEFAULT OF THE PURCHASER UNDER THE PROVISIONS OF THIS AGREEMENT, SELLER SHALL RETAIN ALL OF THE EARNEST MONEY AND THE INTEREST THEREON AS SELLER'S SOLE RIGHT TO DAMAGES OR ANY OTHER REMEDY. THE PARTIES HAVE AGREED THAT SELLER'S ACTUAL DAMAGES, IN THE EVENT OF A DEFAULT BY PURCHASER, WOULD BE EXTREMELY DIFFICULT OR IMPRACTICAL TO DETERMINE. THEREFORE, BY PLACING THEIR INITIALS BELOW, THE PARTIES ACKNOWLEDGE THAT THE EARNEST MONEY HAS BEEN AGREED UPON, AFTER NEGOTIATION, AS THE PARTIES' REASONABLE ESTIMATE OF SELLER'S DAMAGES.

11. SELLER'S DEFAULT. IF THIS SALE IS NOT COMPLETED BECAUSE OF SELLER'S DEFAULT, PURCHASER'S SOLE REMEDY SHALL BE THE RETURN OF ALL EARNEST MONEY TOGETHER WITH ANY INTEREST ACCRUED THEREON, PLUS ACTUAL DAMAGES NOT TO EXCEED $100,000.00, AND THIS AGREEMENT SHALL TERMINATE AND THE PARTIES SHALL HAVE NO FURTHER LIABILITY TO EACH OTHER AT LAW OR IN EQUITY. NOTWITHSTANDING ANYTHING CONTAINED HEREIN TO THE CONTRARY, IF SELLER'S DEFAULT IS ITS REFUSAL TO DELIVER THE DEED OR ANY OF THE DOCUMENTS ENUMERATED IN PARAGRAPH 9b OF THIS AGREEMENT, THEN PURCHASER WILL BE ENTITLED TO SUE FOR SPECIFIC PERFORMANCE.

12. PRORATIONS. The following are to be prorated or adjusted (as appropriate), as of 11:59 P.M. on the day preceding the Closing Date (the "Proration Date"):

     i. Rents, as and when collected. If as of the Proration Date there are rents owed by Tenants for the month in which the Closing occurs, then the first monies received from said Tenant or Tenants shall be received on account of or in payment of such past due rents and (i) if Purchaser receives said past due rents, Seller's aforesaid share thereof shall be remitted by Purchaser to Seller within three (3) business days, and (ii) if Seller receives such past due rents, Purchaser's aforesaid share thereof shall be remitted by Seller to Purchaser within three (3) business days. With respect to any arrears for periods prior to the month in which the Closing occurs, Purchaser shall pay such arrears to Seller as and when collected from the monies received from such Tenant provided such Tenant is otherwise current in its rent. With respect to rents for any period subsequent to the month in which the Closing occurs that may be received by Seller, Seller shall promptly remit such rents to Purchaser.

     ii. Real estate and personal property taxes, if any, on the basis of the calendar year for which assessed. If the Closing shall occur before the tax rate or assessment is fixed for the calendar year in which the Closing occurs, then the apportionment of such real estate and personal property taxes at the Closing shall be upon the basis of 110% of the most recent available tax bill.
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     iii. Water, sewer charges, electricity and gas on the basis of the most recent bills available, but if there are meters on the Property, Seller, to the extent the same is obtainable, shall obtain a reading effective as of the Proration Date.

     iv. Purchaser shall receive a credit against the cash due at Closing in an amount equal to all refundable Tenant security deposits and accrued interest to which Tenants may be entitled pursuant to the Leases which are to be assigned to Purchaser at the time of Closing.

     v. Tax and utility company deposits, if any, and if assignable and assigned.

     vi. Fuel, if any, based on a fuel company letter showing measurement no more than two (2) days prior to Closing and valued at current prices.

     vii. Contracts.

     viii. If, at Closing, the Property or any part thereof shall be or shall have been affected by an assessment or assessments which are or may become payable in installments, then for purposes of this Agreement, all unpaid installments of any such assessment, including those which are to become due and payable and to be liens upon the Property, shall be paid and discharged by Purchaser.

     ix. If such prorations result in a payment due Purchaser, then the portion of the Purchase Price payable at Closing shall be reduced by such sum. If such prorations result in a payment due Seller, then the same shall be paid to Seller in addition to the portion of the Purchase Price payable at Closing. The parties hereto shall endeavor to prepare a schedule of prorations no less than one (1) business day prior to Closing. The parties hereto shall correct any arithmetic errors in prorations as soon after the Closing as amounts are finally determined. The parties hereto shall enter into the Post-Closing Adjustment Letter at the Closing in the form of Exhibit M annexed hereto. If the amount of any of the items to be prorated is not then ascertainable, the adjustment thereof shall be on the basis of the most recent ascertainable data. Except with reference to arithmetic errors, all prorations will be final.

     x.   The provisions of this Paragraph 12 shall survive the Closing.

13. RECORDING. This Agreement shall not be recorded and the act of recording by Purchaser shall be an act of default hereunder by Purchaser and shall be subject to the provisions of Paragraph 10.

14. ASSIGNMENT. The Purchaser shall have the right to assign its interest in this Agreement to an affiliated entity, provided such assignment is effected at least five (5) days prior to the Closing Date. In the event of any such assignment, Seller agrees to deliver any documents referred to in this Agreement to Purchaser's designee and agrees that all surviving representations and warranties of Seller hereunder shall be deemed to run in favor of, and be enforceable by said designee as if it were the Purchaser hereunder. Upon any assignment, Purchaser agrees that it shall continue to be bound by all of Purchaser's indemnities under this Agreement. The provisions of this Paragraph shall survive the Closing.

15. BROKER. The parties hereto acknowledge that CB Commercial Real Estate Group, Inc. ("Broker") is the only real estate broker involved in this transaction. Purchaser has not paid and will not pay at any time before, at or after the Closing, any fee, commission or compensation whatsoever to any person whomsoever directly or indirectly on account of this Agreement, its negotiation, or the sale hereby contemplated. Seller agrees to pay Broker a commission or fee ("Fee") pursuant to a listing agreement between Seller and Broker. However, this Fee is due and payable only from the proceeds of the Purchase Price received by Seller. The foregoing does not apply to any fee which may be paid by Seller to any affiliate of Seller as a result of this transaction. Except with respect to the Fee due Broker which shall be paid by Seller, Purchaser agrees to indemnify, defend and hold harmless the Seller and any partner, affiliate, parent of Seller, and all shareholders, employees, officers and directors of Seller or Seller's partner, parent or affiliate (each of the above is individually referred to as a "Seller Indemnitee") from all claims, including attorneys' fees and costs incurred by a Seller Indemnitee as a result of anyone's claiming by or through Purchaser any fee, commission or compensation on account of this Agreement, its negotiation or the sale hereby contemplated. Purchaser does now and shall at all times consent to a Seller Indemnitee's selection of defense counsel. Seller agrees to indemnify, defend and hold harmless the Purchaser and all shareholders, employees, officers and directors of Purchaser or Purchaser's parent or affiliate (each of the above is individually referred to as a "Purchaser Indemnitee") from all claims, including attorneys' fees and costs incurred by a Purchaser Indemnitee as a result of anyone's claiming by or through Seller any fee, commission or compensation on account of this Agreement, its negotiation or the sale hereby contemplated. Seller does now and shall at all times consent to a Purchaser Indemnitee's selection of defense counsel.

16.  DOCUMENTS, INSPECTION OF PROPERTY AND APPROVAL PERIOD.

     a. Seller has delivered to Purchaser copies of the most recent available tax bills, rent rolls, insurance premiums, and service contracts (collectively the "Documents") and Purchaser approves the Documents.

     b.   Only the following shall be subject to further approval by the
Purchaser: the Updated Survey, engineering review of the Property, title matters, environmental audit, and compliance with zoning (collectively referred to as the "Due Diligence Matters"). During the period from the date of this Agreement until the 21st day after the entry of a final and non-appealable Sale Order (as hereinafter defined) of the Bankruptcy Court (as hereinafter defined) authorizing the sale of the Property to the Purchaser ("Approval Period"), Purchaser shall complete its investigation and review of the Due Diligence Matters. During the Approval Period, upon reasonable notice to the Seller, the Purchaser shall have the right to perform soil boring samplings and other tests and engineering inspections as Purchaser deems necessary to determine the physical condition of the Property, including, but not limited to whether any Hazardous Materials exist at the Property, and if so, to determine the appropriate manner and cost of removal or other corrective measures with respect to the same. During the Approval Period, Seller shall cooperate with Purchaser in its inspection of the Property, including but not limited to, furnishing to Purchaser such information, materials and documents as Purchaser may reasonably request. Purchaser, its engineers, architects, employees, contractors and agents shall maintain public liability insurance policies insuring against claims arising as a result of the inspections of the Property being conducted by Purchaser. Purchaser agrees to indemnify, defend, protect and hold Seller harmless from any and all loss, costs, including attorneys' fees, liability or damages which Seller may incur or suffer as a result of Purchaser's conducting its inspection and investigation of the Property including the entry of Purchaser, its employees or agents and its lender onto the Property, including without limitation, liability for mechanics' lien claims; provided, however, the indemnity which is the subject of this sentence shall not include claims for damages which Seller may incur or suffer as a result of the environmental condition of the Property. Purchaser further agrees to restore any damage to the Property which may arise as a result of Purchaser's inspection of the Property. The provisions of this subparagraph b shall survive the termination of this Agreement or the Closing and delivery and recording of the Deed.

     c. If Purchaser (in Purchaser's sole judgment) disapproves any of the Due Diligence Matters, it must be by a notice ("Notice of Disapproval"), accompanied by a statement setting forth which Due Diligence Matters are not approved and the reasons for such disapproval, delivered to Seller and the Escrow Agent prior to the expiration of the Approval Period. Upon receipt of the Notice of Disapproval and the aforesaid statement(s), the Earnest Money plus the interest accrued thereon shall be returned to the Purchaser and thereupon the parties shall have no further liability hereunder. If Purchaser does not deliver a Notice of Disapproval and the aforesaid statement(s) to Seller, then Purchaser shall have waived its right to terminate this Agreement pursuant to this Paragraph 16.

17. SURVIVAL OF INDEMNITY. Notwithstanding anything in this Agreement to the contrary, Purchaser's and Seller's obligations to indemnify, defend and hold each other harmless under Paragraph 16 of this Agreement shall forever survive the termination of this Agreement or the Closing and delivery and recording of the Deed.

18.  SELLER'S REPRESENTATIONS AND WARRANTIES.

     a. Any reference herein to Seller's knowledge, representation, warranty or notice of any matter or thing, shall only mean such knowledge or notice that has actually been received by Will Kralovec, and any representation or warranty of the Seller is based upon those matters of which Will Kralovec has actual knowledge. Any knowledge or notice given, had or received by any of Seller's agents, servants or employees shall not be imputed to Seller or the individual partners or the general partner of Seller.

     b. Subject to the limitations set forth in subparagraph a above, Seller hereby makes the following representations and warranties, all of which are made to the best of Seller's knowledge, each of which shall survive the Closing and delivery of the Deed for ninety (90) days except for subparagraphs (vi) and
(vii) which shall survive for the statutory period:

     i. The present use and occupancy of the Property conform with applicable building and zoning laws and Seller has received no written notice that any such laws, rules or regulations are being violated.

     ii. The rent rolls which Seller has submitted to the Purchaser and updated as of the Closing Date are true and accurate.

     iii. Seller has no knowledge of any pending or threatened litigation, claim, cause of action or administrative proceeding concerning the Property.

     iv. There are no real estate tax protests or proceedings affecting the Property.

     v. Seller has received no written notice of any pending or threatened condemnation or similar proceeding or pending public improvements in or adjoining the Land which will in any manner affect the Property.

     vi. Each person executing and delivering this Agreement and all documents to be executed and delivered in regard to the consummation of the transaction which is the subject of this Agreement on behalf of Seller represents to Purchaser that he has due and proper authority to execute and deliver same. Seller has the full right, power and authority to sell and convey the Property to Purchaser as provided herein and to carry out its obligations hereunder. The consummation by Seller of the transaction which is the subject of this Agreement will not conflict with or result in a breach of any of the terms of any agreement or instrument to which Seller is a party or by which Seller is bound or constitute a default thereunder. No other party has any right to purchase the Property or any part thereof.

     vii. Seller's sole joint venture partners are Brookpine Investors and Balcor Realty Investors, Ltd.-84, neither of which is the subject of any existing, pending, threatened or contemplated bankruptcy, solvency or other debtor's relief proceeding.

     viii.     Seller does not have any employees at the Property.

     c. As a condition precedent to Purchaser's obligations at Closing, (i) all representations and warranties provided in this Agreement to be made by Seller as of the Closing shall be true as of the Closing, and (ii) the existing management agreement will be terminated as of the Closing, and (iii) the only service contracts to be assumed by Purchaser, including any laundry contract, will be on a month to month basis terminable without penalty or premium.

19. ENVIRONMENTAL REPORT. Attached to this Agreement as Exhibit K is a Phase I Environmental Site Assessment dated July 21, 1994 prepared by Law Engineering and Environmental Services ("Report") of the Property, which Seller is delivering to Purchaser at Purchaser's request. Seller makes no representation or warranty that the Report is accurate or complete. Purchaser hereby releases Seller from any liability whatsoever with respect to the Report, including, without limitation, the matters set forth in the Report or the accuracy and/or completeness of the Report.

20. LIMITATION OF SELLER'S LIABILITY. No general or limited partner of Seller, nor any of its respective beneficiaries, shareholders, partners, officers, agents, employees, heirs, successors or assigns shall have any personal liability of any kind or nature for or by reason of any matter or thing whatsoever under, in connection with, arising out of or in any way related to this Agreement and the transactions contemplated herein, and Purchaser hereby waives for itself and anyone who may claim by, through or under Purchaser any and all rights to sue or recover on account of any such alleged personal liability. However, this provision shall not preclude Purchaser from instituting and maintaining any legal action against the Seller. Seller shall not make any distributions from the net proceeds of the Purchase Price to its partners until ninety (90) days after the Closing Date.

21. PURCHASER'S ORGANIZATIONAL DOCUMENTS. Prior to the Closing, Purchaser will provide Title Insurer with copies of its organizational documents, including, to the extent required by the Title Insurer, a certified copy of its recorded certificate of limited partnership and a true copy of its Partnership Agreement or a certified copy of its Articles of Incorporation, corporate resolutions authorizing the transaction, and an incumbency certificate, whichever is applicable.

22.  TIME OF ESSENCE.  Time is of the essence of this Agreement.

23. NOTICES. Any notice or demand which either party hereto is required or may desire to give or deliver to or make upon the other party shall be in writing signed by the party giving the same or by its attorneys and shall be personally delivered or given or made by overnight courier such as Federal Express or by facsimile or made by United States registered or certified mail addressed as follows:

          TO SELLER:          c/o The Balcor Company
                              4849 West Golf Road
                              Skokie, Illinois  60077
                              Attn:  Ilona Adams

          with copies to:     The Balcor Company
                              4849 West Golf Road
                              Skokie, Illinois  60077
                              Attn:  Al Lieberman
                              708/677-2900
                              708/982-4027 (FAX)

                              and

                              Morton M. Poznak
                              Schwartz & Freeman
                              Suite 1900
                              401 North Michigan Avenue
                              Chicago, Illinois  60611
                              312/222-0800
                              312/222-0818 (FAX)

          TO PURCHASER:       Mr. Thomas Gochberg
                              c/o TGM Associates L.P.
                              650 Fifth Avenue
                              28th Floor
                              New York, New York 10019-6108
                              212/830-9300
                              212/399-6310 (FAX)

          with a copy to:     Alan E. Linder
                              Bachner, Tally, Polevoy & Misher
                              380 Madison Avenue
                              New York, New York 10017
                              212/503-2090
                              212/682-5729 (FAX)


subject to the right of either party to designate a different address for itself by notice similarly given. Any notice or demand so given shall be deemed to be delivered or made on the next business day if sent by overnight courier, or on the same day if sent by facsimile before 7:00 P.M. Eastern Time, or on the next day if sent by facsimile after 7:00 P.M. Eastern Time, or on the 4th business day after the same is deposited in the United States Mail as registered or certified matter, addressed as above provided, with postage thereon fully prepaid. Any such notice, demand or document not given, delivered or made by registered or certified mail or by overnight courier or by facsimile as aforesaid shall be deemed to be given, delivered or made upon receipt of the same by the party to whom the same is to be given, delivered or made. Copies of all notices shall be served upon the Escrow Agent.

24.  EXECUTION OF AGREEMENT AND ESCROW AGREEMENT. Purchaser will execute three
(3) counterparts of this Agreement and three (3) counterparts of the Escrow Agreement and forward them to Seller for execution. Purchaser shall wire transfer the Earnest Money to the Escrow Agent on the day Purchaser executes this Agreement. Seller will forward one (1) counterpart of the fully executed Agreement to Purchaser's attorneys and will forward the following to the Escrow
Agent:

     a.   One (1) fully executed counterpart of this Agreement; and

     b. Three (3) counterparts of the Escrow Agreement signed by the parties with a direction to execute two (2) counterparts of the Escrow Agreement and deliver a fully executed counterpart to the Purchaser and the Seller. If Purchaser's attorney has not received one fully executed counterpart of this Agreement and the Escrow Agreement within four (4) business days after Purchaser delivers the $300,000 Earnest Money to Escrow Agent, then at Purchaser's election, the Earnest Money shall be returned to Purchaser.

25. GOVERNING LAW. The provisions of this Agreement shall be governed by the laws of the State of Kentucky.

26. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other negotiations, understandings and representations made by and between the parties and the agents, servants and employees.

27. COUNTERPARTS. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

28. CAPTIONS. Paragraph titles or captions contained herein are inserted as a matter of convenience and for reference, and in no way define, limit, extend or describe the scope of this Agreement or any provision hereof.

29.  BANKRUPTCY COURT APPROVAL.

     a. Seller has advised Purchaser that (i) on December 2, 1992, Seller filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Eastern District of Kentucky (the "Bankruptcy Court"), Case No. 92-52183 (the "Bankruptcy"), and (ii) the Seller's Second Amended Plan of Reorganization dated October 22, 1993 (the "Plan") has been confirmed and became effective in accordance with its terms. The Plan, together with all modifications thereto, is annexed hereto as Exhibit S.

     b. Within seven (7) business days after the date of this Agreement, Seller shall file and pursue a motion upon notice and a hearing as required under the Plan (the "Sale Motion") seeking an order from the Bankruptcy Court authorizing a sale of the Property to Purchaser free and clear of all liens, encumbrances, security interests, assignments and all other adverse interests including, without limitation, all claims (as that term is defined in Section 101(5) of the Bankruptcy Code), and any transfer, stamp or similar tax, except for the Permitted Exceptions, upon the terms and conditions of this Agreement (the "Bankruptcy Sale"). Seller shall seek in the Sale Motion to have the Bankruptcy Sale a private sale to Purchaser, not subject to higher and better offers, unless the Bankruptcy Court so requires.

     c. The obligation of Purchaser to purchase the Property under this Agreement is conditioned expressly on the entry of a final and non-appealable order of the Bankruptcy Court authorizing the sale of the Property to Purchaser upon the terms and conditions of this Agreement free and clear of (i) all liens, encumbrances, security interests, assignments and all claims (as such term is defined in Section 101(5) of the Bankruptcy Code) except for Permitted Exceptions and (ii) all transfer, stamp or similar tax (the "Sale Order").

     d.   Purchaser and Seller agree that:

     i. If Seller fails to obtain and deliver to Purchaser's attorneys the Sale Order for any reason whatsoever by January 30, 1995, then Purchaser may terminate this Agreement by delivering a written termination notice to the Title Insurer and Seller. In the event of the termination of this Agreement pursuant to this Paragraph 29d, all Earnest Money will be promptly refunded by the Title Insurer to Purchaser, and neither party will have any further liability or obligation under this Agreement, and Purchaser will be entitled to no additional rights or remedies.

     e. After execution of this Agreement and provided this Agreement is not terminated, Seller shall not take any action, directly or indirectly, to cause, promote, authorize or take any other action which would result in the sale or purchase of the Property by any person other than Purchaser or any other transaction competing, conflicting or interfering with the completion of the transaction which is the subject of this Agreement.

     f. All "claims" (as such term is defined in Section 101(5) of the Bankruptcy Code) against Seller in the Bankruptcy shall be paid in full from the proceeds generated by the sale of the Property pursuant to this Agreement.

30. MODIFICATIONS. This Agreement cannot be changed, modified, discharged or terminated by any oral agreement or any other agreement and there cannot be any waiver of the warranties, representations and covenants expressly contained in this Agreement unless the same is in writing and signed by the party against whom enforcement of the change, modification, discharge, termination or waiver is sought.

31. SUCCESSORS AND ASSIGNS. This Agreement shall be binding on, and the benefits hereof shall inure to the successors and assigns of the parties hereto.

32. INVALIDITY. If any term or provision of this Agreement, or any part of such term or provision, or the application thereof to any person or circumstance shall to any extent be held invalid or unenforceable, the remainder of this Agreement or the application of such term or provision or remainder thereof to persons or circumstances other than those as to which it is held invalid and unenforceable shall not be affected thereby and each term and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

33. EXHIBITS. All Exhibits which are annexed to this Agreement are part of this Agreement and are incorporated herein by reference.

34. NO THIRD PARTY BENEFICIARY. The provisions of this Agreement are for the sole benefit of the parties to this Agreement and their successors and assigns and shall not give rise to any rights by or on behalf of anyone other than such parties.

35. ATTORNEYS' FEES. In the event that any litigation arises under this Agreement, the prevailing party shall be entitled to recover, as a part of its judgment, reasonable attorneys' fees.

36. CORRECTION DEED. Seller will, whenever reasonably requested so to do by Purchaser, execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered, a correction deed as may be reasonably necessary in order to complete the transaction which is the subject of this Agreement and to carry out the intent and purposes of this Agreement. Such correction deed shall be satisfactory to the attorneys for Purchaser. The provisions of this Paragraph shall survive the Closing.

37. OPERATIONS PRIOR TO CLOSING. Seller agrees that between the date hereof and the Closing Date, Seller will:

     a.   Continue to operate the Property as heretofore operated.

     b. Afford Purchaser and its representatives full access to the Property and to Seller's books, records and files relating to and maintained at the Property, at reasonable times, upon forty-eight (48) hours prior notice and during normal business hours, including but not limited to the date of the Closing.

     c. Not enter into any new Lease, nor amend, modify or terminate any existing Lease without having obtained the prior written consent of Purchaser in each such instance. Notwithstanding the foregoing, Seller may enter into Leases of not more than one year and for rents not less than those charged for similar apartments at the Property on the standard form lease currently being used by Seller.

     d. Not apply any Tenant's security deposits to the discharge of such Tenant's obligations unless such Tenant has vacated or been evicted from such Tenant's demised premises.

     e. Advise Purchaser promptly of any litigation or governmental proceeding to which Seller becomes a party affecting the Property. It shall be a condition precedent to Purchaser's obligation to accept title, that there shall be no such litigation or proceeding pending at Closing having a potential adverse effect upon the Property or Seller's ability to convey the Property to Purchaser.

     f. Not permit any alteration, structural modification or additions to the Property.

     g. Instruct Seller's Bankruptcy attorney to promptly advise Purchaser in writing of all developments in the Bankruptcy, including but not limited to, delivering to Purchaser copies of all applications, motions, adversary proceedings, disclosure statements, plans and orders filed or entered in connection with the Bankruptcy.

     h. Not enter into any new Contract, nor amend, modify or terminate any existing Contract without the prior consent of Purchaser.
     IN WITNESS WHEREOF, the parties hereto have put their hand and seal as of the date set forth above.

Executed by Purchaser on           PURCHASER:
January 4, 1995.
                              TGM REALTY CORP. #4

                              By:  _______________________________________



Executed by Seller on              SELLER:
January 4 1995.
                              PINEBROOK INVESTORS, an Illinois
                              joint venture

                              By:  BROOKPINE INVESTORS, an
                                   Illinois limited partnership,
                                   a joint venture partner

                              By:  Balcor Partners-XVI, an
                                   Illinois general partner-
                                   ship, the general partner
                                   of Brookpine Investors

                              By:  RGF-Balcor Associates-II,
                                   an Illinois general partner-
                                   ship, a partner

                              By:  The Balcor Company, a
                                   Delaware corporation, a
                                   partner

                                   By:  /s/Al Lieberman
                                        ---------------------------------
                                        and

                              By:  BALCOR REALTY INVESTORS
                                   LTD.-84, an Illinois limited partnership,
                                   a joint venture partner

                              By:  Balcor Partners-XV, an
                                   Illinois general partnership,
                                   the general partner of Balcor
                                   Realty Investors Ltd.-84

                              By:  RGF-Balcor Associates-II, an
                                   Illinois general partnership,
                                   a partner

                              By:  The Balcor Company, a
                                   Delaware corporation, a
                                   partner

                                   By:  /s/Al Lieberman
                                        ---------------------------------

                                    EXHIBITS


A    -    Legal
B    -    Personal Property
C    -    Escrow Agreement
D    -    Title Commitment
E    -    Deed
F    -    Bill of Sale
G    -    Assignment of Service Contracts
H    -    Assignment of Leases and Security Deposits
I    -    Notice to Tenants
J    -    Non-Foreign Affidavit
K    -    Environmental Report
L    -    Intentionally Deleted
M    -    Post-Closing Adjustment Letter
N    -    Assignment of Intangibles
O    -    Assignment of Licenses and/or Permits
P    -    Assignment of Warranties and Guarantees
Q    -    Information for Real Estate 1099-S Report Filing
R    -    Acknowledgement of Title Insurer with regard to Real Estate 1099-S
          Report Filing
S    -    Second Amended Plan of Reorganization